EXHIBIT 95
Mine Safety Disclosures
The following disclosures are provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K, which require certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the "Mine Safety Act"). One of the subsidiaries of Honeywell International Inc. (the "Company") has placer claims for and operates a surface mine for chabazite ore in Arizona.
During the quarter ended September 30, 2024, the Company did not receive any of the following: (a) a citation from the U.S. Mine Safety and Health Administration (“MSHA”) for a violation of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under section 104 of the Mine Safety Act; (b) an order issued under section 104(b) of the Mine Safety Act; (c) a citation or order for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of the Mine Safety Act; (d) a flagrant violation under section 110(b)(2) of the Mine Safety Act; (e) an imminent danger order under section 107(a) of the Mine Safety Act; or (f) a proposed assessment from the MSHA.
In addition, during the quarter ended September 30, 2024, the Company had no mining-related fatalities, had no pending legal actions before the Federal Mine Safety and Health Review Commission involving a coal or other mine, and did not receive any written notice from the MSHA involving a pattern of violations, or the potential to have such a pattern, of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under section 104(e) of the Mine Safety Act.